Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES BOARD OF DIRECTOR ELECTION RESULTS
(Calgary, June 20, 2017) – Pengrowth Energy Corporation is pleased to announce that at its annual and special meeting of shareholders held earlier today, each of the seven nominees listed in its management information circular dated May 5, 2017 were elected as directors to serve until the next annual meeting of shareholders of Pengrowth, or until their successors are elected or appointed. The results of the shares voted in respect of the election of each director are set out below.

	Votes For		Votes Withheld
Derek W. Evans	203,446,254	(95.62%)	9,317,758	(4.38%)
Wayne K. Foo	202,656,406	(95.83%)	8,820,679	(4.17%)
Kelvin B. Johnston	202,923,184	(95.48%)	9,610,527	(4.52%)
James D. McFarland	202,463,672	(95.59%)	9,343,749	(4.41%)
A. Terence Poole	202,380,222	(95.38%)	9,803,261	(4.62%)
Jamie C. Sokalsky	203,878,399	(95.37%)	9,886,711	(4.63%)
D. Michael G. Stewart	200,856,066	(95.99%)	8,388,534	(4.01%)

In addition to the voting results for the Board of Directors, the remaining agenda items at the meeting including the appointment of Auditors, Reduction of Stated Capital and Advisory Vote on Executive Compensation were approved by shareholders by a margin in excess of 92 percent. Full voting results for the annual meeting are available on SEDAR at www.sedar.com

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com